UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ROCKY BRANDS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

774515100
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 774515100
1	NAME OF REPORTING PERSON: WS Capital, L.L.C. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER: 0* SHARED VOTING POWER: 0* SOLE DISPOSITIVE POWER: 0* SHARED DISPOSITIVE POWER: 0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%*
12	TYPE OF REPORTING PERSON HC/OO
* Based on information set forth on the Form 10-Q of Rocky Brands, Inc. (the “Company”) as filed with the Securities and Exchange Commission on October 26, 2007, there were 5,488,413 shares of the Company’s common stock (the “Shares”), issued and outstanding as of October 23, 2007. As of December 31, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned no Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned no Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, WS Capital, WSC Management, WSVM, WSV, and Messrs. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are deemed to beneficially own none of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

CUSIP No. 774515100
1	NAME OF REPORTING PERSON: WS Capital Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER: 0* SHARED VOTING POWER: 0* SOLE DISPOSITIVE POWER: 0* SHARED DISPOSITIVE POWER: 0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%*
12	TYPE OF REPORTING PERSON IA/PN
* Based on information set forth on the Form 10-Q of Rocky Brands, Inc. (the “Company”) as filed with the Securities and Exchange Commission on October 26, 2007, there were 5,488,413 shares of the Company’s common stock (the “Shares”), issued and outstanding as of October 23, 2007. As of December 31, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned no Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned no Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, WS Capital, WSC Management, WSVM, WSV, and Messrs. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are deemed to beneficially own none of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

CUSIP No. 774515100
1	NAME OF REPORTING PERSON: WSV Management, L.L.C. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER: 0* SHARED VOTING POWER: 0* SOLE DISPOSITIVE POWER:0* SHARED DISPOSITIVE POWER:0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%*
12	TYPE OF REPORTING PERSON HC/OO
* Based on information set forth on the Form 10-Q of Rocky Brands, Inc. (the “Company”) as filed with the Securities and Exchange Commission on October 26, 2007, there were 5,488,413 shares of the Company’s common stock (the “Shares”), issued and outstanding as of October 23, 2007. As of December 31, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned no Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned no Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, WS Capital, WSC Management, WSVM, WSV, and Messrs. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are deemed to beneficially own none of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

CUSIP No. 774515100
1	NAME OF REPORTING PERSON: WS Ventures Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER: 0* SHARED VOTING POWER: 0* SOLE DISPOSITIVE POWER: 0* SHARED DISPOSITIVE POWER: 0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%*
12	TYPE OF REPORTING PERSON IA/PN
* Based on information set forth on the Form 10-Q of Rocky Brands, Inc. (the “Company”) as filed with the Securities and Exchange Commission on October 26, 2007, there were 5,488,413 shares of the Company’s common stock (the “Shares”), issued and outstanding as of October 23, 2007. As of December 31, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned no Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned no Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, WS Capital, WSC Management, WSVM, WSV, and Messrs. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are deemed to beneficially own none of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

CUSIP No. 774515100
1	NAME OF REPORTING PERSON: Reid S. Walker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER: 0* SHARED VOTING POWER: 0* SOLE DISPOSITIVE POWER: 0* SHARED DISPOSITIVE POWER: 0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%*
12	TYPE OF REPORTING PERSON IN
* Based on information set forth on the Form 10-Q of Rocky Brands, Inc. (the “Company”) as filed with the Securities and Exchange Commission on October 26, 2007, there were 5,488,413 shares of the Company’s common stock (the “Shares”), issued and outstanding as of October 23, 2007. As of December 31, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned no Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned no Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, WS Capital, WSC Management, WSVM, WSV, and Messrs. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are deemed to beneficially own none of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

CUSIP No. 774515100
1	NAME OF REPORTING PERSON: G. Stacy Smith I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER: 0* SHARED VOTING POWER: 0* SOLE DISPOSITIVE POWER: 0* SHARED DISPOSITIVE POWER: 0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%*
12	TYPE OF REPORTING PERSON IN
* Based on information set forth on the Form 10-Q of Rocky Brands, Inc. (the “Company”) as filed with the Securities and Exchange Commission on October 26, 2007, there were 5,488,413 shares of the Company’s common stock (the “Shares”), issued and outstanding as of October 23, 2007. As of December 31, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned no Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned no Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, WS Capital, WSC Management, WSVM, WSV, and Messrs. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are deemed to beneficially own none of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

CUSIP No. 774515100
1	NAME OF REPORTING PERSON: Patrick P. Walker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER: 0* SHARED VOTING POWER: 0* SOLE DISPOSITIVE POWER: 0* SHARED DISPOSITIVE POWER: 0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%*
12	TYPE OF REPORTING PERSON IN
* Based on information set forth on the Form 10-Q of Rocky Brands, Inc. (the “Company”) as filed with the Securities and Exchange Commission on October 26, 2007, there were 5,488,413 shares of the Company’s common stock (the “Shares”), issued and outstanding as of October 23, 2007. As of December 31, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned no Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned no Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, WS Capital, WSC Management, WSVM, WSV, and Messrs. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are deemed to beneficially own none of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.
Item 1(a).	Name of Issuer: Rocky Brands, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:
39 East Canal Street
Nelsonville, Ohio 45764

Item 2(a).	Name of Person Filing:
WS Capital, L.L.C.
WS Capital Management, L.P.
WSV Management, L.L.C.
WS Ventures Management, L.P.
Reid S. Walker
G. Stacy Smith
Patrick P. Walker

Item 2(b).	Address of Principal Business Office or if none, Residence:
300 Crescent Court, Suite 1111
Dallas, Texas 75201

Item 2(c).	Citizenship:
	WS Capital, L.L.C.:	Texas
	WS Capital Management, L.P.:	Texas
	WSV Management, L.L.C.:	Texas
	WS Ventures Management, L.P.:	Texas
	Reid S. Walker:	United States
	G. Stacy Smith:	United States
	Patrick P. Walker:	United States

Item 2(d).	Title of Class of Securities: Common stock

Item 2(e).	CUSIP Number: 774515100

Item 3.	Not Applicable.

Item 4.	Ownership:

* Based on information set forth on the Form 10-Q of Rocky Brands, Inc. (the “Company”) as filed with the Securities and Exchange Commission on October 26, 2007, there were 5,488,413 shares of the Company’s common stock (the “Shares”), issued and outstanding as of October 23, 2007. As of December 31, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned no Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned no Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, WS Capital, WSC Management, WSVM, WSV, and Messrs. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are deemed to beneficially own none of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

(a)	Amount Beneficially Owned:
	WS Capital, L.L.C.:	0*
	WS Capital Management, L.P.:	0*
	WSV Management, L.L.C.:	0*
	WS Ventures Management, L.P.:	0*
	Reid S. Walker:	0*
	G. Stacy Smith:	0*
	Patrick P. Walker:	0*

(b)	Percent of Class:
	WS Capital, L.L.C.:	0.0%*
	WS Capital Management, L.P.:	0.0%*
	WSV Management, L.L.C.:	0.0%*
	WS Ventures Management, L.P.:	0.0%*
	Reid S. Walker:	0.0%*
	G. Stacy Smith:	0.0%*
	Patrick P. Walker:	0.0%*

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0*

(ii)	shared power to vote or to direct the vote:
	WS Capital, L.L.C.:	0*
	WS Capital Management, L.P.:	0*
	WSV Management, L.L.C.:	0*
	WS Ventures Management, L.P.:	0*
	Reid S. Walker:	0*
	G. Stacy Smith:	0*
	Patrick P. Walker:	0*

* Based on information set forth on the Form 10-Q of the Company as filed with the Securities and Exchange Commission on October 26, 2007, there were 5,488,413 Shares issued and outstanding as of October 23, 2007. As of the Reporting Date, the WS Funds owned no Shares. WSC Management is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, the WSO Funds owned no Shares. WSVM is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, WS Capital, WSC Management, WSVM, WSV, and Messrs. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are deemed to beneficially own none of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

(iii)	sole power to dispose or to direct the disposition of: 0*

(iv)	shared power to dispose or to direct the disposition of:
	WS Capital, L.L.C.:	0*
	WS Capital Management, L.P.:	0*
	WSV Management, L.L.C.:	0*
	WS Ventures Management, L.P.:	0*
	Reid S. Walker:	0*
	G. Stacy Smith:	0*
	Patrick P. Walker:	0*

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

* Based on information set forth on the Form 10-Q of the Company as filed with the Securities and Exchange Commission on October 26, 2007, there were 5,488,413 Shares issued and outstanding as of October 23, 2007. As of the Reporting Date, the WS Funds owned no Shares. WSC Management is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, the WSO Funds owned no Shares. WSVM is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, WS Capital, WSC Management, WSVM, WSV, and Messrs. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are deemed to beneficially own none of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008

WS CAPITAL, L.L.C.

By:	/s/ Reid S. Walker
Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.

By: WS Capital, L.L.C., its general partner

By:	/s/ Reid S. Walker
Reid S. Walker, Member

WSV MANAGEMENT, L.L.C.

By:	/s/ Reid S. Walker
Reid S. Walker, Member

WS VENTURES MANAGEMENT, L.P.

By: WSV Management, L.L.C., its general partner

By:	/s/ Reid S. Walker
Reid S. Walker, Member

/s/ Reid S. Walker
REID S. WALKER

/s/ G. Stacy Smith
G. STACY SMITH

/s/ Patrick P. Walker
PATRICK P. WALKER

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)